SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

YAK COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

984208 20 7

(CUSIP Number)

Dennis J. Olle

Adorno & Yoss, P.A.

2601 South Bayshore Drive, Suite 1600

Miami, Florida 33133

(305) 858-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 984208 20 7	Page 2 of 5

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Charles Zwebner

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,892,367 8. Shared Voting Power 0 9. Sole Dispositive Power 1,892,367 10. Shared Dispositive Power 0

Aggregate Amount Beneficially Owned by Each Reporting Person 1,892,367

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Common Stock”) no par value, of Yak Communications, Inc., a Florida corporation (the “Issuer”). The beneficial ownership of Charles Zwebner in this Schedule 13D is based upon 5,707,125 shares of Common Stock issued and outstanding as of December 30, 2003. The principal executive offices of the Issuer are located at 55 Town Centre Court, Suite 610, Toronto, Ontario M1P 4X4.

Item 2.	Identity Background

(a) This Schedule 13D is being filed on behalf of Charles Zwebner (the “Reporting Person”).

(b) The business address of the Reporting Person 55 Town Centre Court, Suite 610, Toronto, Ontario M1P 4X4.

(c) The Reporting Person is the Chairman and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or other Consideration

As a result of certain transactions involving corporate intermediaries, the Reporting Person transferred an option to purchase 1,284,000 shares of Common Stock exercisable at $1.558 per share; and received 1,130,467 shares of Common Stock at $11.33 per share from the Issuer. The option was valued at an aggregate of $12,815,000 as of November 30, 2003 (the date of a third party valuation). The option expired, unexercised, in accordance with its terms.

Item 4.	Purpose of Transaction

All shares of Common Stock acquired by the Reporting Person have been acquired for investment purposes only. The subject shares were not acquired for the purpose of changing or influencing the control of the Issuer.

Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its

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investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 1,892,367 shares of Common Stock, which represents 33.2% of the issued and outstanding shares of Common Stock. 761,900 of such shares are held in the name of 1231912 Ontario Inc., a corporation controlled by the Reporting Person.

(b) The Reporting Person has sole voting and dispositive power with respect to these shares.

(c) Except with respect to the transactions reported herein, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days, except on December 23, 2003, the Reporting Person made a gift of 16,500 shares of Common Stock (at a market price of $19.70 per share) to a charitable organization.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to a Share Purchase Agreement, dated as of December 30, 2003, by and between the Reporting Person and 2037375 Ontario Limited, the Reporting Person has acquired 1,130,467 shares of Common Stock in exchange for the redemption and cancellation of all shares of capital stock of 2037375 Ontario Limited held by the Reporting Person.

Item 7.	Material to be Filed as Exhibits

Exhibit A:	Share Purchase Agreement, dated as of December 30, 2003, by and between the Reporting Person and 2037375 Ontario Limited.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 21, 2004	By:	/s/ Charles Zwebner

Charles Zwebner

Exhibit A

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of the 30th day of December, 2003.

B E T W E E N:

Charles Zwebner, an individual resident in the Province of Ontario,

(hereinafter referred to as the “Vendor”),

OF THE FIRST PART,

- and -

2037375 Ontario Limited, a corporation incorporated under the laws of the Province of Ontario, (hereinafter referred to as the “Purchaser”),

OF THE SECOND PART.

WHEREAS the Vendor owns 100 Class B preference shares in the capital of the Purchaser (the “Purchased Shares”);

AND WHEREAS the Vendor has agreed to sell and the Purchaser has agreed to purchase for cancellation the Purchased Shares on the terms and conditions hereinafter set out;

AND WHEREAS the Purchaser holds 1,130,467 common shares in the capital of YAK Communications (USA), Inc. (the “YAK Shares”);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements herein contained, it is agreed by and between the parties hereto as follows:

SECTION 1 - Purchase and sale of the Purchased Shares

1.1	Subject to the terms and conditions of this agreement, the Vendor shall sell, assign and transfer unto the Purchaser and the Purchaser shall purchase for cancellation from the Vendor the Purchased Shares for a purchase price (the “Purchase Price”) equal to the aggregate fair market value of the Purchased Shares as at the date hereof which the parties agree is $18,815,000.

1.2	The Purchase Price shall be paid and satisfied by the transfer by the Purchaser to the Vendor of the YAK Shares.

SECTION 2 - Representations and Warranties

2.1	The Vendor hereby represents and warrants to the Purchaser as follows and hereby acknowledges and confirms that the Purchaser is relying on such representations and warranties in connection with the purchase for cancellation by the Purchaser of the Purchased Shares:

(a)	the Purchased Shares are beneficially owned by the Vendor with a good and valid title thereto, free and clear of all mortgages, liens, charges, pledges, claims, security interests and other encumbrances whatsoever;

(b)	no person, firm or corporation has any agreement (other than this agreement) or option or right capable of becoming an agreement or option for the purchase from the Vendor of the Purchased Shares; and

(c)	the Vendor is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

2.2	The Purchaser hereby represents and warrants as follows:

(a)	the YAK Shares are beneficially owned by the Purchaser with a good and valid title thereto, free and clear of all mortgages, liens, charges, pledges, claims, security interests and other encumbrances whatsoever;

(b)	no person, firm or corporation has any agreement (other than this agreement) or option or right capable of becoming an agreement or option for the transfer by the Purchaser of the YAK Shares;

(c)	the Purchaser has all necessary power and capacity to enter into this agreement and to carry out its obligations hereunder and this agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser; and

(d)	all necessary corporate actions and proceedings have been taken by the Purchaser to permit the due and valid purchase of the Purchased Shares by the Purchaser from the Vendor.

2.3	The Vendor and the Purchaser hereby represent and warrant each to the other that this agreement has been duly executed and delivered by the respective party and is a valid and binding obligation enforceable in accordance with its terms.

SECTION 3 - Covenants

3.1	The Vendor shall do, or cause to be done, all acts, deeds and things necessary to complete the transaction of purchase for cancellation of the Purchased Shares herein provided for.

3.2	The Purchaser shall do, or cause to be done, all acts, deeds and things necessary to complete the transfer of the YAK Shares in payment of the Purchase Price for the Purchased Shares so that following closing the Vendor shall be the legal owner of such YAK Shares.

SECTION 4 - Closing

4.1	The closing of the purchase for cancellation of the Purchased Shares shall take place contemporaneously with the execution of this agreement. The actual time when such closing is to take place being herein referred to as the “Time of Closing”.

4.2	At the Time of Closing, the Vendor shall deliver to the Purchaser the certificate representing the Purchased Shares duly endorsed in blank for transfer, or executed stock transfer powers in respect of such shares.

4.3	At the Time of Closing the Purchaser shall deliver to the Vendor the certificate representing the YAK Shares duly endorsed in blank for transfer, or executed stock transfer powers in respect of such shares.

SECTION 5 - General

5.1	The covenants, representations and warranties herein contained shall survive the closing of the purchase and sale of the Purchased Shares and the YAK Shares herein provided for and notwithstanding such closing, shall continue in full force and effect for the respective benefit of the Purchaser and the Vendor, as the case may be.

5.2	This agreement may be executed in one or more counterparts, each of which when so executed shall constitute an original and both of which together shall constitute one and the same agreement.

5.3	This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

5.4	The provisions of this agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective legal personal representatives, heirs, successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and date first above written.

/s/ Charles Zwebner

Charles Zwebner

2037375 ONTARIO LIMITED

Per:	/s/ Charles Zwebner

Charles Zwebner, President